

Mail Stop 3561

July 7, 2017

Via E-mail
Evan Jones
Chief Executive Officer
Opgen Inc.
708 Quince Orchard Road
Gaithersburg, MD 20878

> **Re:** **Opgen Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 29, 2017**
> **Response dated June 23, 2017**
> **File No. 333-218392**

Dear Mr. Jones:

We have limited our review of your amended registration statement and supplemental response to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to prior comments are to comments in our letter dated June 20, 2016

General

1. We note your statements in response to prior comment 2 that you consider the bridge financing to have been completed. Given your disclosure on page 61 of the registration statement that you "could issue secured promissory notes of up to $1,500,000" and your statements in your response regarding the status of the issuance of the notes, it is unclear how you determined that the issuance of promissory notes was completed at the time you filed the registration statement. We further note that the issuance of the notes is subject to various conditions set forth in section 4 of the Note Purchase Agreement filed as Exhibit 10.21. It continues to appear that you commenced the offering of these securities privately and are now attempting to complete the offering through a public offering.

Please provide us with a detailed legal analysis, as previously requested, as to how you concluded that you may complete the private placement of the convertible notes and underlying common stock through your public offering on the Form S-1 filed on June 1, 2017, consistent with Section 5 of the Securities Act 1933. Refer to Securities Act Release No. 8828 (August 10, 2007). For additional guidance, please see Securities Act Sections Question 134.02 in the Division of Corporation Finance's Compliance and Disclosure Interpretations (April 24, 2009) available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm

Facing Page

2.   Please disclose the amount or value of each class of securities being registered, not just the aggregate for all classes being registered. Also, please explain how the total registration fee reflects each class being registered.

Please contact Ruairi Regan at (202) 551-3269 or David Link, at (202) 551-3356 if you have any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Mary J. Mullany, Esq.
        Ballard Spahr LLP